Exhibit 12(a)

787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

[●], 2023

BlackRock Multi-Sector Opportunities Trust II

100 Bellevue Parkway

Wilmington, DE 19809

Ladies and Gentlemen:

BlackRock Funds V, a Massachusetts business trust (the “Acquiring Trust”), on behalf of its series BlackRock Strategic Income Opportunities Portfolio (the “Acquiring Fund”), and BlackRock Multi-Sector Opportunities Trust II, a Delaware statutory trust (the “Target Fund”), have requested our opinion as to certain federal income tax consequences of the Acquiring Fund’s proposed acquisition of the assets of the Target Fund pursuant to an Agreement and Plan of Reorganization dated as of [●], 2023 (the “Plan”). Pursuant to the Plan, (i) the Acquiring Fund will acquire all of the Target Fund’s assets (the “Assets”) and assume certain stated liabilities of the Target Fund (the “Target Fund Stated Liabilities”) in exchange solely for newly issued Investor A shares of the Acquiring Fund (“Acquiring Fund Shares”), which will be distributed to the common shareholders of the Target Fund (“Target Fund Shareholders”), and (ii) the Target Fund will terminate its registration under the Investment Company Act of 1940, as amended, and liquidate, dissolve and terminate in accordance with its Agreement and Declaration of Trust and Delaware law (all the foregoing transactions with respect to the Acquiring Fund and the Target Fund being referred to herein collectively as the “Reorganization”). The Acquiring Fund and Target Fund are referred to together as the “Funds.” This opinion is being delivered pursuant to Section 8.6 of the Plan.

We have reviewed such documents and materials as we have considered necessary for the purpose of rendering this opinion. In rendering this opinion, we have assumed that such documents as yet unexecuted will, when executed, conform in all material respects to the proposed forms of such documents that we have examined. In addition, we have assumed the genuineness of all signatures, the capacity of each party executing a document to so execute that document, the authenticity of all documents submitted to us as originals and the conformity to original documents of all documents submitted to us as certified or photostatic copies.

We have made inquiry as to the underlying facts that we considered to be relevant to the conclusions set forth in this letter. The opinions expressed in this letter are based upon certain factual statements

BRUSSELS        CHICAGO         FRANKFURT        HOUSTON        LONDON        LOS ANGELES         MILAN

NEW YORK         PALO ALTO         PARIS         ROME         SAN FRANCISCO         WASHINGTON

[●], 2023

relating to the Acquiring Fund and Target Fund set forth in the Proxy Statement/ Prospectus for common shareholders of the Target Fund filed as part of the Acquiring Trust’s registration statement on Form N-14 (the “Registration Statement”) and representations made in letters from the Target Fund and Acquiring Trust, on behalf of the Acquiring Fund, addressed to us for our use in rendering this opinion (the “Tax Representation Letters”). We have no reason to believe that these representations and facts are not valid, but we have not attempted to verify independently any of these representations and facts, and this opinion is based upon the assumption that each of them is accurate.

The conclusions expressed herein are based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations issued thereunder, published rulings and procedures of the Internal Revenue Service and judicial decisions, all as in effect on the date of this letter.

Based upon the foregoing, we are of the opinion that for U.S. federal income tax purposes:

1.

(i) The transfer of the Assets of the Target Fund solely in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of the Target Fund Stated Liabilities followed by the distribution of Acquiring Fund Shares to the Target Fund Shareholders, and (ii) the complete dissolution and liquidation of the Target Fund, all pursuant to the Plan, will constitute a “reorganization” within the meaning of Section 368(a) of the Code, and the Acquiring Fund and the Target Fund will each be a “party to a reorganization” within the meaning of Section 368(b) of the Code.

2.

No gain or loss will be recognized by the Acquiring Fund upon the receipt of the Assets of the Target Fund solely in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of the Target Fund Stated Liabilities.

3.

No gain or loss will be recognized by the Target Fund upon the transfer of the Assets of the Target Fund to the Acquiring Fund solely in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of the Target Fund Stated Liabilities or upon the distribution of Acquiring Fund Shares to Target Fund Shareholders in exchange for such shareholders’ shares of the Target Fund in liquidation of the Target Fund, except for any gain or loss that may be required to be recognized solely or as a result of the close of the Target Fund’s taxable year due to the Reorganization or as a result of the transfer of any stock in a passive foreign investment company as defined in Section 1297(a) of the Code.

4.	No gain or loss will be recognized by the Target Fund Shareholders upon the exchange of their Target Fund shares and receipt of Acquiring Fund Shares pursuant to the Reorganization.

5.

The aggregate basis of Acquiring Fund Shares received by each Target Fund Shareholder pursuant to the Reorganization will be the same as the aggregate basis of the Target Fund shares exchanged therefor by such a shareholder.

6.	The holding period of Acquiring Fund Shares to be received by each Target Fund Shareholder pursuant to the Reorganization will include the holding period of the Target Fund shares

[●], 2023

exchanged therefor, provided that such Target Fund shares are held as capital assets at the time of the Reorganization.

7.

The tax basis of the Assets acquired by the Acquiring Fund will be the same as the tax basis of such Assets to the Target Fund immediately before the Reorganization, except for certain adjustments that may be required to be made solely as a result of the close of the Target Fund’s taxable year due to the Reorganization or as a result of gain recognized on the transfer of certain assets of the Target Fund.

8.

The holding period of the Assets in the hands of the Acquiring Fund will include the period during which those Assets were held by the Target Fund except for any assets which may be marked to market for U.S. federal income tax purposes on the termination of the Target Fund’s taxable year or on which gain was recognized upon the transfer to the Acquiring Fund.

Notwithstanding the foregoing, this opinion does not address the tax consequences of the Reorganization to contracts or securities on which gain or loss is recognized (i) upon the close of the taxable year or (ii) upon the transfer of an asset regardless of whether such transfer would otherwise be a non-recognition transaction under the Code.

Our opinion is based upon the accuracy of the certifications, representations and warranties and satisfaction of the covenants and obligations contained in the Plan, the Tax Representation Letters and in the various other documents related thereto. Our opinion may not be relied upon if any of such certifications, representations or warranties are not accurate to any material extent or if any of such covenants or obligations are not satisfied in all material respects. We hereby consent to the filing of this opinion with the Registration Statement and to the reference to us in the Proxy Statement/ Prospectus included as part of the Registration Statement.

Very truly yours,